FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 15 DATED JULY 3, 2012
TO THE PROSPECTUS DATED AUGUST 10, 2011

This document supplements, and should be read in conjunction with, our prospectus dated August 10, 2011 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 13 dated April 13, 2012 and supplement no. 14 dated May 9, 2012. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition of the Four Parkway North Building;

•	information regarding our indebtedness;

•	the renewal of our advisory agreement;

•	an update to the risks related to an investment in our shares; and

•	an update to the directors and executive officers of our dealer manager.
Status of the Offering
We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of July 2, 2012, we had raised aggregate gross offering proceeds of approximately $346.0 million from the sale of approximately 13.9 million shares in this offering, including shares sold under our distribution reinvestment plan.
Property Acquisition
On July 2, 2012, we purchased a five-story office building containing approximately 172,300 square feet (the "Four Parkway North Building") for approximately $40.9 million, exclusive of closing costs.

The purchase of the Four Parkway North Building was funded with proceeds from our $300.0 million secured revolving credit facility and proceeds raised from this offering. The Four Parkway North Building was built in 1999 and is located on approximately 6.7 acres of land in Deerfield, Illinois. The Four Parkway North Building was purchased from JBC Funds Parkway North, LLC, which is not affiliated with us, our advisor, or an affiliate of our advisor.
The Four Parkway North Building is currently 100% leased to four tenants and is dual-anchored by CF Industries Holdings, Inc. ("CF Industries") and Lundbeck, Inc. ("Lundbeck"), which each lease approximately 52% and 41% of the building, respectively. CF Industries manufactures and distributes nitrogen and phosphate fertilizer products globally, and Lundbeck is an international pharmaceutical company that researches, manufactures, and sells drugs for the treatment of psychiatric and neurological disorders. Both CF Industries and Lundbeck utilize the Four Parkway North Building as their corporate headquarters.

The current aggregate annual base rent is approximately $3.2 million. The current weighted-average rental rate over the lease term is approximately $17.92 per square foot. The current weighted-average remaining lease term is approximately seven years. CF Industries' and Lundbeck's leases expire in February 2017 and February 2022, respectively, but each has the right to extend the term of its lease for two additional five-year renewal periods at a negotiated market rate. Lundbeck also has an early termination right effective February 2018 to terminate its lease by providing 15 months written notice and by paying a $3.4 million termination fee.

The average occupancy rate of Four Parkway North Building during each of the last five years was as follows:

Year	Average Occupancy Rate
2007	78%
2008	95%
2009	100%
2010	100%
2011	100%

The average effective annual rental rate per square foot, calculated as the annualized base rental rate divided by leased square feet, for each of the last five years for the Four Parkway North Building was as follows:

Year	Average Effective Annual Rental Rate per Square Foot(1)
2007	$7.05
2008	$16.84
2009	$17.30
2010	$13.21
2011	$14.92

(1) Fluctuations in average effective annual rental rate per square foot are due to free rent periods given to tenants at the time of lease amendments or renewals.

The table below sets forth a schedule for expiring leases for the Four Parkway North Building by square footage and by annualized base rent in the year of expiration.

Year	Number of Leases Expiring(1)	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Leased Rentable Square Feet Expiring
2012	2	$73,305	2%	2,606	1%
2013	—	—	—	—	—
2014	—	—	—	—	—
2015	2	$273,716	7%	13,432	8%
2016	—	—	—	—	—
2017	1	$1,744,359	47%	86,213	50%
2018	—	—	—	—	—
2019	—	—	—	—	—
2020	—	—	—	—	—
2021	—	—	—	—	—
Thereafter	1	$1,624,059	44%	69,852	41%

(1) Each office or storage space leased to a single tenant over a specified term is considered to be one lease. As some tenants lease space with varying lease terms, there is a total of six leases entered into with the four tenants at the Four Parkway North Building.

Based on the current condition of the Four Parkway North Building, we do not believe it will be necessary to make significant renovations to the Four Parkway North Building. Our management believes that the Four Parkway North Building is adequately insured.

Information Regarding Our Indebtedness

As of July 2, 2012, our debt-to-real-estate-asset ratio, or the ratio of total debt to cost basis of real estate assets prior to deducting depreciation and amortization, was approximately 35%. As of July 2, 2012, we had total outstanding indebtedness of approximately $156.6 million, which consisted of approximately $121.0 million drawn from a $300.0 million secured revolving credit facility, a $24.9 million mortgage loan with PNC Bank, National Association that matures on June 27, 2014, which we refer to as the Technology Way Loan, and a $10.7 million mortgage loan with Jackson National Life Insurance Company that matures on November 1, 2012, which we refer to as the Royal Ridge V Loan.

Renewal of our Advisory Agreement
Effective June 7, 2012, the advisory agreement between us and Wells Core Office Income REIT Advisory Services, LLC was renewed through August 6, 2012. The terms of the agreement, other than the change in the term of the agreement from one year to two months, are identical to those of the advisory agreement in effect through June 6, 2012.

Risk Factors
Risks Related to an Investment in Us

The following risk factors revise and supplement, as appropriate, the risk factors included in our prospectus under the heading “Risk Factors – Risks Related to an Investment in Us.”

Based on sales volume to date, we do not believe that we are likely to raise the maximum offering amount. If we raise substantially less than the maximum offering amount, we will not be able to invest in as diverse a portfolio of properties as we otherwise would, which may cause the value of your investment to vary more widely with the performance of specific assets, and cause our general and administrative expenses to constitute a greater percentage of our revenue. Raising fewer proceeds in this offering, therefore, could increase the risk that you will lose money in your investment.
This offering is being made on a “best efforts” basis, whereby the broker-dealers participating in the offering have no firm commitment or obligation to purchase any of the shares. To date, the proceeds we have raised in this offering are lower than our sponsor and dealer manager originally expected. Although our dealer manager is restructuring its leadership in an effort to increase sales in this offering, we do not believe that it is likely that we will raise the maximum offering amount. If our monthly sales volume for the last 12 months were maintained through the end of this offering, our total gross proceeds would be approximately $558 million.
We are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single investment. If the dealer manager is unable to significantly increase the amount of proceeds raised in this offering, we will make fewer investments than originally intended resulting in less diversification in terms of the number of investments owned, the geographic regions in which our investments are located, the industries in which are tenants operate and the length of lease terms with our tenants. In that case, adverse developments with respect to a single property, a geographic region, a small number of tenants, a tenant industry or rental rates when we renew or re-lease a property would have a greater adverse impact on our operations than they otherwise would. In addition, our inability to raise substantial funds would increase our fixed operating expenses as a percentage of our revenue, reducing our net income and limiting our ability to pay distributions to you.

A significant portion of our leases are due to expire around the same period of time, which increases our and your exposure to downturns in the real estate market during those times and could cause a loss in the value of your investment.
Approximately 31% and 46% of our leases (based on the percentage of annualized base rent represented by such leases) are due to expire in 2017 and 2019.  If we are unable to renegotiate those leases in advance of the expiration dates, then we will be more exposed to a risk of a downturn in the office rental market during those periods than we otherwise would be.  In addition, if the office markets experience a downturn in advance of those dates, then the value of real estate with expiring leases will also decline because the future revenue stream from those office properties will be less certain.  Not only could this affect the value we could obtain should we try to sell the affected properties, this could also affect the value of our shares if they were listed at that time or the amount we could obtain if we sold our company as those dates approached.  If we are unable to renegotiate these leases or acquire additional properties with different lease expiration dates such that our overall portfolio lease expirations are more diversified, then you will be more exposed to real estate downturns during and approaching the periods of concentrated lease expirations and the value of your investment would be adversely affected.

Update Regarding the Directors and Executive Officers of our Dealer Manager

On May 18, 2012, Thomas E. Larkin resigned from his positions as Chief Executive Officer, President and Chairman of Wells Investment Securities, Inc., our dealer manager.  On May 21, 2012, Stephen G. Franklin was named as the Chief Executive Officer and President of Wells Investment Securities, Inc.  The background of Dr. Franklin is described below.

Stephen G. Franklin, Ph.D has been the Chief Executive Officer and President of Wells Investment Securities, Inc. since May 2012.  Dr. Franklin has also been the President of Wells Core Office Income REIT Advisory Services, LLC since January 2011. He has also served as a Senior Vice President of Wells Capital since July 1999 and been on the board of Wells Investment Securities, Inc. since April 2007. Dr. Franklin has been a Vice President of Wells Real Estate Funds since April 2000 and was previously the Chief of New Business Development at Wells Real Estate Funds.

Prior to joining Wells in 1999, Dr. Franklin was the President of EduTrek International, the parent company of American InterContinental University. He was also an Associate Dean and Professor at the Goizuetta Business School at Emory University. Dr. Franklin was the Executive Vice President and National Sales Manager for Financial Services Corporation and was instrumental in its growth to the second largest independent financial planning broker/dealer in the United States.

Dr. Franklin is a member of the Financial Planning Association and the Financial Services Institute. He is a member of the Board of Regents for Oxford University's Harris Manchester in England. He also serves as the Chairman of the Board of Governors for The American University in Dubai.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated August 10, 2011, supplement no. 13 dated April 13, 2012, supplement no. 14 dated May 9, 2012, and supplement no. 15 dated July 3, 2012.
Supplement no. 13 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the cover page risk factors;

•	an update to the risk factors in the Prospectus Summary section of our prospectus;

•	an update to the risks related to an investment in our shares;

•	an update to the risks related to this offering and our corporate structure;

•	an update to our federal income tax risks;

•	an update to our retirement plan risks;

•	an update to the directors and executive officers of our advisor;

•	an update regarding our dealer manager;

•	an update to our affiliated companies;

•	limitations on the consideration to be paid in a possible internalization transaction;

•	updates to the "Prior Performance Summary" section of our prospectus;

•	the amendment of our share redemption program;

•	an update to the compensation paid to our dealer manager on shares sold to mutual funds;

•	the breaking of escrow in Pennsylvania;

•	experts information;

•	information incorporated by reference; and

•	updated prior performance tables for the year ended December 31, 2011.

Supplement no. 14 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	an update to the risks related to an investment in our shares;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2012, filed on May 9, 2012; and

•	our unaudited financial statements as of and for the three months ended March 31, 2012, as filed in our Quarterly Report on Form 10-Q, filed on May 9, 2012.

Supplement no. 15 includes:

•	the status of the offering;

•	the acquisition of the Four Parkway North Building;

•	information regarding our indebtedness;

•	the renewal of our advisory agreement;

•	an update to the risks related to an investment in our shares; and

•	an update to the directors and executive officers of our dealer manager.